

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

Via E-mail
Parsh Patel, Chief Executive Officer
Uan Cultural & Creative Co., LTD.
2095 E. Big Beaver Road, Suite 200
Troy, MI 48083

> **Re:** **Uan Cultural & Creative Co., LTD.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 5, 2011**
> **File No. 333-172728**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 7, 2011**
> **Filed No. 000-51693**

Dear Mr. Patel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Business, page 25

1. We note your revised disclosure in response to comment five in our letter dated June 15, 2011. Please elaborate upon the significance of becoming a member in the UAN Club and why you are offering this feature.

Customers and Target Market, page 28

2. We note your response to comment six in our letter dated June 15, 2011. Please revise your disclosure to state that this is managements' belief.

Compensation of Executive Officers and Directors, page 42

Employment Agreements, page 43

3. We note your disclosure "We have entered into employment agreements with each of our other employees, other than Parsh Patel our Chief Executive Officer." Please describe the employment agreement for Mr. David Chen-Te Yen. Refer to Item 402(o)(1) of Regulation S-K.

Financial Statements for the Quarter Ended March 31, 2011, page F-21

Notes to the Financial Statements, page F-25

Income Taxes, page F-30

4. We note your response to comment 13 in our letter dated June 15, 2011, and your revised disclosure. Further, we note your income before provision for income taxes of $79,024 for the period ended March 31, 2011. In this regard, please tell us why your NOL did not change as a result of your quarterly pre-tax income.

5. We note your response to comment 14 in our letter dated June 15, 2011, that the Taiwan statutory business income tax rate is 17%; however, your rate reconciliation reflects 37.8% in relation to the foregoing. Please advise or revise.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 9A (T). Controls and Procedures, page 29

6. We note your response to comment 17 in our letter dated June 15, 2011, and your proposed revised disclosure. Please expand your proposed disclosure to include a statement, if true, that management assessed the effectiveness of internal control over financial reporting as of the end of its most recent fiscal year. Further, as previously indicated in comment 37 of our letter dated April 8, 2011, please note that management's annual report on internal control over financial reporting should refer to "the registrant's" where you presently refer to "the small business issuer's."

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto

Senior Assistant Chief Accountant